UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Telenav, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

879455 10 3

(CUSIP Number)

H.P. Jin

c/o Telenav, Inc.

4655 Great America Parkway, Suite 300

Santa Clara, CA 95054

(408) 245-3800

With a copy to:

Norton Rose Fulbright US LLP

555 California St Suite 3300

San Francisco, CA 94104

Attn: Lior Nuchi, Esq.

(628) 231-6817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON H.P. Jin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,433,825 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,433,825 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11[1]	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,433,825 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Includes an aggregate of 75,625 shares of Common Stock which may be acquired by the reporting person upon exercise of outstanding stock options within 60 days hereof.
[2]

Based on 47,980,554 shares of Common Stock outstanding as of December 5, 2020, as reported in the Issuer’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 18, 2020 and assumes that the 75,625 shares of Common Stock which may be acquired by the reporting person upon exercise of outstanding stock options within 60 days hereof are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON V99, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON Digital Mobile Venture Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares (See Item 5(b) below)
	8	SHARED VOTING POWER 7,313,467 (See Item 5(b) below)
	9	SOLE DISPOSITIVE POWER 0 shares (See Item 5(b) below)
	10	SHARED DISPOSITIVE POWER 7,313,467 (See Item 5(b) below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,313,467 shares (See Item 5(b) below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[3]

Based on 47,980,554 shares of Common Stock outstanding as of December 5, 2020, as reported in the Issuer’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 18, 2020.

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON Samuel T. Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of China (Taiwan)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 81,649 shares (See Item 5(b) below)
	8	SHARED VOTING POWER 7,313,467 shares (See Item 5(b) below)
	9	SOLE DISPOSITIVE POWER 81,649 shares (See Item 5(b) below)
	10	SHARED DISPOSITIVE POWER 7,313,467 shares (See Item 5(b) below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,395,116 shares (See Item 5(b) below)[4]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%[5]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[4]	Includes an aggregate of 27,466 shares of Common Stock issuable upon the exercise of options exercisable within 60 days hereof.
[5]

Based on 47,980,554 shares of Common Stock outstanding as of December 5, 2020, as reported in the Issuer’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 18, 2020 and assumes that the 27,466 shares of Common Stock issuable upon the exercise of options exercisable within 60 days hereof are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

1	NAME OF REPORTING PERSON Fiona Chang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of China (Taiwan)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares (See Item 5(b) below)
	8	SHARED VOTING POWER 7,313,467 shares (See Item 5(b) below)
	9	SOLE DISPOSITIVE POWER 0 shares (See Item 5(b) below)
	10	SHARED DISPOSITIVE POWER 7,313,467 shares (See Item 5(b) below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,313,467 shares (See Item 5(b) below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%[6]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[6]

Based on 47,980,554 shares of Common Stock outstanding as of December 5, 2020, as reported in the Issuer’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 18, 2020.

1	NAME OF REPORTING PERSON Yi-Ting Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of China (Taiwan)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,221,293 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,221,293 shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,221,293 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%[7]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[7]

Based on 47,980,554 shares of Common Stock outstanding as of December 5, 2020, as reported in the Issuer’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 18, 2020.

1	NAME OF REPORTING PERSON Yi-Chun Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of China (Taiwan)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,229,136 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,229,136 shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,229,136 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%[8]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[8]

Based on 47,980,554 shares of Common Stock outstanding as of December 5, 2020, as reported in the Issuer’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 18, 2020.

1	NAME OF REPORTING PERSON Changbin Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,350,000 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,350,000 shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,350,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[9]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[9]

Based on 47,980,554 shares of Common Stock outstanding as of December 5, 2020, as reported in the Issuer’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 18, 2020.

EXPLANATORY NOTE:

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities Exchange Commission on November 12, 2020 (the “Original Schedule 13D”) jointly filed by (i) H.P. Jin (“Dr. Jin”), (ii) V99, Inc., a Delaware corporation (“V99”), (iii) Digital Mobile Venture Limited, a British Virgin Islands company (“Digital”), (iv) Samuel T. Chen, (v) Fiona Chang, (vi) Yi-Ting Chen, (vii) Yi-Chun Chen and (viii) Changbin Wang (collectively, the “Reporting Persons”), pursuant to the Joint Filing Agreement filed as Exhibit 99.1 to this Amendment.

As previously reported by the Reporting Persons on the Original Schedule 13D, the Issuer entered into an Agreement and Plan of Merger with V99 and Telenav99, Inc. (“Merger Sub”) on November 2, 2020. This Amendment is being filed to report the execution of the Merger Agreement Amendment (as defined and described more fully in items 3 and 4 below) and the execution of the Commitment Letter Amendment (as defined and described more fully in items 3 and 4 below) in connection with the Merger Agreement Amendment.

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information contained in Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On December 17, 2020, the Issuer entered into an Amendment No. 1 to the Merger Agreement (the “Merger Agreement Amendment” and the Merger Agreement, as amended by the Merger Agreement Amendment, the “Amended Merger Agreement”) with V99 and Merger Sub. The Merger Agreement Amendment provides for, among other thing, that upon consummation of the Merger, each of the Reporting Persons and the Merger Sub (collectively, the “Purchaser Group”) shall receive the same per-share consideration for such person’s shares of Common Stock as the other stockholders of the Issuer. The description of the Merger Agreement Amendment set forth in Item 4 below are incorporated by reference into this Item 3.

In connection and concurrently with the execution of the Merger Agreement Amendment, Dr. Jin, Samuel T. Chen, Digital (collectively, the “Financing Sources”) and V99 entered into an Amendment to the Commitment Letter (the “Commitment Letter Amendment”, and the Commitment Letter, as amended by the Commitment Letter Amendment, the “Amended Commitment Letter”) to increase the amount of the Commitment Amount (as defined in the Amended Commitment Letter) to cover the increase in the Merger Consideration to be paid by V99 provided for in the Merger Agreement Amendment and to confirm the Financing Sources’ commitment to provide the debt financing described therein, subject to the terms and conditions thereof.

V99 estimates that the aggregate amount of cash required to consummate the Merger will be approximately $254,600,000. Pursuant to the Amended Commitment Letter, V99, Merger Sub and the Financing Sources contemplate to enter into a credit agreement pursuant to which the Financing Sources will provide a term loan to the Issuer. Although the terms of the loan are still being negotiated at this time, the loan is expected to bear an interest rate equal to the sum of the Internal Revenue Service’s current “applicable federal rate” plus 1% per annum and to require a balloon payment equal to the total principal amount and all interest accrued thereon upon the maturity date, which is expected to be the fifth anniversary of the closing date of the loan. The loan is expected to be unsecured.

The foregoing description of the Merger Agreement Amendment, the Commitment Letter Amendment and the transactions contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement Amendment and the Commitment Letter Amendment, which are filed as Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

The information contained in Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On December 17, 2020, the Issuer entered the Merger Agreement Amendment with V99 and Merger Sub, which (i) changed a condition to the consummation of the Merger from requiring receipt of a vote in favor of adoption of the Amended Merger Agreement of the holders of a majority of the outstanding shares of Common Stock not beneficially owned by the members of the Purchaser Group, or any affiliate of the members of the Purchaser Group or trust in which any of the members of the Purchaser Group are beneficiary, to requiring receipt of a vote in favor of adoption of the Amended Merger Agreement of the holders of 66 and 2/3% of the outstanding shares of Common Stock not beneficially owned by members of the Purchaser Group, or any affiliate of the members of the Purchaser Group or trust in which any of the members of the Purchaser Group or their affiliates are a beneficiary; and (ii) amended the treatment of the shares of Common Stock owned by the members of the Purchaser Group in the Merger such that upon the consummation of the Merger each member of the Purchaser Group shall receive the same per-share Merger Consideration as the other stockholders of the Issuer.

In connection and concurrently with the execution of the Merger Agreement Amendment, the Financing Sources and V99 entered into the Commitment Letter Amendment. The description of the Commitment Letter Amendment set forth in Item 3 above is incorporated by reference into this Item 4.

The foregoing description of the Merger Agreement Amendment, the Commitment Letter Amendment and the transactions contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement Amendment and the Commitment Letter Amendment, which are filed as Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information contained in the cover pages and Item 5(a)~(b) and (c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference.

Samuel T. Chen and Fiona Chang each may be deemed to beneficially own 7,313,467 shares of Common Stock owned directly by Digital by virtue of the relationships described in Item 2 (c).

Each of the Reporting Persons (other than Samuel T. Chen and Fiona Chang) disclaims beneficial ownership of the shares of Common Stock owned by any other Reporting Person. Samuel T. Chen and Fiona Chang each disclaims beneficial ownership of all shares of Common Stock held by any other Reporting Person other than Digital.

Each of Yi-Ting Chen, Yi-Chun Chen and Changbin Wang disclaims that they are members of a “group” within the meaning of Section 13(d)(3) of the Act, with each other or any other Reporting Person, except to the extent of commonality of the undertakings and purposes of the Voting and Support Agreement.

Each of Dr. Jin, V99, Digital, Samuel T. Chen and Fiona Chang disclaims that they are members of a “group” within the meaning of Section 13(d)(3) of the Act, with any Reporting Person other than themselves, except to the extent of commonality of the undertakings and purposes of the Voting and Support Agreement.

(c) No transactions in the Common Stock of the Issuer have been effected by the Reporting Persons during the 60 days preceding this Schedule 13D except for the following:

•	On November 20, 2020, Mr. Chen received 21,326 shares of Common Stock upon the settlement of previously granted RSUs of the Issuer; and

•	On December 1, 2020, Dr. Jin received 417 shares of Common Stock upon the settlement of previously granted RSUs of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information contained in Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The descriptions of the Merger Agreement Amendment and the Commitment Letter Amendment under Items 3 and 4 are incorporated herein by reference. Any summary of any of those agreements in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of those agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement, dated as of November 10, 2020*

Exhibit 99.2	Amendment to Agreement and Plan of Merger, dated as of December 17, 2020, by and among V99, Inc., a Delaware corporation, Telenav99, Inc., a Delaware corporation, and Telenav, Inc., a Delaware corporation (included as Annex A to the preliminary proxy statement on Schedule 14A filed by Telenav, Inc. on December 18, 2020 and incorporated herein by reference)

Exhibit 99.3	Amendment to Commitment Letter, dated as of December 17, 2020, by and among H.P. Jin, Samuel T. Chen, Digital Mobile Venture Limited and V99, Inc. (included as Exhibit (b)(1) to Schedule 13E-3, filed jointly by Telenav, Inc., V99, Inc., Telenav99, Inc., H.P. Jin, Samuel T. Chen, Digital Mobile Venture Limited, Fiona Chang, Yi-Ting Chen, Yi-Chun Chen and Changbin Wang on December 21, 2020, and incorporated herein by reference)

*	Previously filed.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2020

/s/ H.P. Jin
H.P. Jin

Digital Mobile Venture Limited

By:	/s/ Samuel T. Chen
Name:	Samuel T. Chen
Title:	Director

/s/ Samuel T. Chen
Samuel T. Chen

/s/ Fiona Chang
Fiona Chang

/s/ Yi-Ting Chen
Yi-Ting Chen

/s/ Yi-Chun Chen
Yi-Chun Chen

/s/ Changbin Wang
Changbin Wang

V99, Inc.

By:	/s/ H.P. Jin
Name:	H.P. Jin
Title:	Chief Executive Officer